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                     [CHOATE, HALL & STEWART LETTTERHEAD]

                                                              October 24, 2001

VIA FACSIMILE - (202) 942-9542

Mr. Herb Scholl
Securities Exchange Commission
Office of Edgar and Information Analysis
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      SIERRA PACIFIC RESOURCES

Dear Mr. Scholl:

         We represent Sierra Pacific Resources. On October 19, 2001, Sierra Pacific Resources, Sierra Pacific Resources Capital Trust I and Sierra Pacific Resources Capital Trust II (the "Registrants") filed a combined Form S-3 registration statement and a post-effective amendment to a previously-filed registration statement, Accession Number 0000912057-01-535997 (the "Registration Statement"). The Registration Statement was mistakenly filed as a post-effective amendment (POS-AM) when it should have been filed as an S-3 registration statement (S-3). The Registrants seek to withdraw the Registration Statement as it has been properly re-filed (file no. 333-72160). For your convenience, we have summarized the filing details for the Registration Statement that we seek to withdraw in an attachment to this letter.

         If you have any questions, please feel free to call the undersigned or Eunice Chapon of this office (617) 248-5256. Thank you for your assistance with this matter.

                                                       Sincerely,

                                                       /s/ James A. McDaniel

                                                       James A. McDaniel

cc:      Mr. Terry Hatfield
         (via fax: 202-942-9648)


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                                   ATTACHMENT
                                   ----------

Accession Number:    0000912057-01-535997

Received Date:       19-Oct-2001 13:33

Accepted Date:       19-Oct-2001 13:33

Filing Date:         19-Oct-2001 13:33

Form Type:           POS AM



REGISTRANTS:
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Sierra Pacific Resources - CIK:  0000741508

Sierra Pacific Resources Capital Trust I - CIK:  0001088009

Sierra Pacific Resources Capital Trust II - CIK:  0001088010